14041760

SECURITIES AND EXCHANGE COMMISSION RECEIVED OCT 03 2014 REGISTRATIONS BRANCH 17

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SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-28702

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **AUGUST 1, 2013** AND ENDING **JULY 31, 2014**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **OFFICIAL USE ONLY**

HALCYON CABOT PARTNERS, LTD. **FIRM ID. NO.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

405 Lexington Avenue Suite 714

NEW YORK,	**NEW YORK**	**10174**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GARY GETTENBERG **TEL 212-668-8700**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN,CPAsLLP

132 Nassau Street, Suite 1023 **New York** **NY** **10038**

X **Certified Public Accountant**

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, ***MICHAEL S. SEGAL***, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of ***HALCYON CABOT PARTNERS LTD.*** , ***as of JULY 31, 2014***, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

SIGNATURE

PRESIDENT
TITLE

Notary Public

LINDA V. MEJIA
NOTARY PUBLIC-STATE OF NEW YORK
No. 01ME6102547
Qualified in Richmond County
My Commission Expires December 08, 2015

This report** contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
( ) (c) Statement of Operations.
( ) (d) Statement of Cash Flows.
( ) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
( ) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

HALCYON CABOT PARTNERS, LTD.
STATEMENT OF FINANCIAL CONDITION
JULY 31, 2014

ASSETS	
Cash and cash equivalents	$ 387,648
Due from broker	156,247
Marketable securities	11,052
Fixed assets net of depreciation of $43,592	5,142
Due from parent	17,354
Other assets	9,546
Total assets	$ 586,989
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities:	
Accounts payable and accrued expenses	$ 636,007
Total liabilities	636,007
Commitments and Contingencies (Notes 5 and 6)	
Stockholders' equity (Note 9)	
Common stock, no par value, 200 shares authorized, 10 shares issued and outstanding.	$ 1,000
Additional paid-in capital	200,323
Retained earnings	(250,341)
Total stockholders' equity	(49,018)
Total liabilities and stockholders' equity	$ 586,989

The accompanying notes are an integral part of this statement

HALCYON CABOT PARTNERS, LTD
STATEMENT OF FINANCIAL CONDITION
July 31, 2013

HALCYON CABOT PARTNERS, LTD.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED JULY 31, 2014

Note 1 - Nature of Business

Halcyon Cabot Partners, Ltd. (The "Company"), a wholly owned subsidiary of Halcyon Partners Group, LLC (The "Parent) is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company operates under the provisions of Paragraph (k)(2) (ii)of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Note 2 - Summary of Significant Accounting Policies

a) Revenue Recognition
Securities transactions (and the recognition of related income and expenses) are recorded on a trade date basis. Commission income and related income and expense are recorded on a settlement date basis. There is no material difference between settlement date and trade date.

b) Income Taxes
Deferred tax liabilities or assets reflect temporary differences between amounts of assets and liabilities for financial and tax reporting. Such amounts are adjusted, as appropriate to reflect changes in tax rates expected to be in effect when the temporary differences reverse. A valuation allowance is established for any deferred tax asset for which realization is not likely.

c) Cash and Cash Equivalents
The Company considers demand deposited money market funds to be cash equivalents. The Company maintains cash in bank account which, at times may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

d) Equipment

Equipment is carried at cost and is depreciated over a useful life of 3-5 years using the straight-line method. Routine maintenance, repairs and replacement costs are expensed as incurred and improvements that extend the useful life of the assets are capitalized.

e) Fair Value Measurements

The Company carries its investments at fair value. ASC 820, Fair Value Measurements and Disclosure, defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e. the "exit price") in an orderly transaction between market participants at the measurement date. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.

The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Fair values derived from unadjusted quoted prices of identical assets in active markets.

Level 2 - Fair values derived from quoted prices of similar assets in active markets, quoted prices for identical or similar assets in markets that are not active and model driven valuations in which all significant participant inputs are observable in active markets.

Level 3 - Fair values derived from inputs which are not observable in markets.

		Fair Value Measurements Using		
	Total	Quoted Price in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Inobservable Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
Equities	$11,052	$8,932	$2,120	$0

f) Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

g) Subsequent Events

The Company has evaluated events and transactions that occurred between August 1, 2014 and September 22, 2014, which is the date the financial statements were available to be issued for possible disclosure and recognition in the financial statements,

HALCYON CABOT PARTNERS, LTD.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED JULY 31, 2014

Note 3 - Fixed Assets

Fixed assets consist of the following at July 31, 2014:

Computer and Furniture	$ 48,734
Less: Accumulated depreciation	(43,592)
	$ 5,142

Depreciation expense for the year ended July 31, 2014 was $3,774.

Note 4 - Income Tax

At July 31, 2014 the Company had a net operating loss of approximately $316,000 for income tax purposes. This carry forward will expire in 2031-2036, A valuation allowance of $47,400 has been established to offset the deferred tax asset arising from this carry forward. Therefore, no deferred tax assets have been recorded on the accompanying statement of financial condition.

Note 5 - Commitments

Office Space
The Company sublets its main premises form the parent under a lease expiring December 31, 2014. At July 31, 2014, the minimum rental commitment before escalations under the lease is as follows:

Year	Amount
2014	$ 72,100

The Company leases a second premises on a month to month basis at $2,450 per month.

Note 6 - Litigation

On September 16, 2014 an arbitration award in the amount of $325,000 was assessed against the Company in a proceeding which commenced on or about September 2012. Up until the amount was assessed the Company, based on advice from counsel, believed there would not be any material award assessed. The $325,000 has been accrued in these financial statements and included in "settlement awards."

On August 12, 2014 an arbitration award in the amount of $14,800 was assessed against the Company. The $14,800 has been accrued in these financial statements and included in "settlement awards."

Note 6 - Litigation (continued)

The Company is involved in other legal matters that arise in the normal course of business. Management is contesting all cases vigorously. Although management feels the outcome of these other open cases along with the potential for the Company to recover a portion or all of any losses through a claim with professional liability insurance carrier and/or indemnification provided to the Company by the registered representative are uncertain, management believes the matters are without merit. The financial statements do not reflect an accrual for any losses in these other matters. Accordingly, no provision for any liability that may result has been made in the financial statements. Nevertheless, due to uncertainties with the lawsuit, it is at least reasonably possible that management's view of the out come will change in the near future.

Note 7 - Related Party Transactions

Advances

During the normal course of business the Company makes (receives) advances to (from) the Parent. The advances are due on demand and are non-interest bearing. At July 31, 2014 due from Parent amounted to $17,354.

Office Rent

The Company allocated $24,000 of its rent expense to the parent for the year ended July 31, 2014.

Note 8 - Financial Statements with Off-Balance Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers.

The company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

Note 9 - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At July 31, 2014, the Company had Net Capital of $(84,520) which was $126,921 deficient of its required net capital of $42,401. The Company's net capital ratio was (752.49)%

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Stockholders of
Halcyon Cabot Partners, Ltd
405 Lexington Avenue
New York, NY 10174

We have audited the accompanying statement of financial condition of **Halcyon Cabot Partners, Ltd.** (the Company) as of **July 31, 2014**. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

We conducted our audit in accordance with the standards of Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of **Halcyon Cabot Partners, Ltd.** as of **July 31, 2014** in conformity with accounting principles generally accepted in the United States.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
September 22, 2014